Everest REIT Investors I, LLC

199 SOUTH LOS ROBLES AVENUE, SUITE 200  ♦  PASADENA, CALIFORNIA  91101

TEL (626) 585-5920  ♦  FAX  (626) 585-5929

 July 15, 2016

To the Shareholders of

Strategic Realty Trust, Inc.

RE:NOTIFICATION OF OFFER TO PURCHASE

Dear Shareholder:

 Everest REIT Investors I, LLC is offering to purchase 110,000 common shares (the "Shares"), in Strategic Realty Trust, Inc. (the "Corporation"), for cash in the amount of $4.45 per Share upon the terms and subject to the conditions set forth in our Offer to Purchase dated July 15, 2016, and the related Transfer Agreement (together, the “Offer”).  Investors should consider the following:

•Our offer may be the only opportunity you have to GET CASH IN 2016 for your Shares. The Corporation’s share redemption plan is only applicable to Shares submitted for repurchase in connection with the death or “qualifying disability” of a stockholder.

•Our offer avoids the payment of commissions, which often exceed 5% of the sale price.

•The Corporation’s admits that its estimated value per Share may not reflect the value that stockholders will actually receive. The Corporation states that its $6.57 estimated value per Share is not the value of the Shares according to GAAP, or their liquidation value, or the price the Shares would receive in public trading. Also, such amount does not account for transaction costs and prepayment penalties that could apply if its properties were sold.

•The Corporation states that it has no obligation to list the Shares or cause a liquidity event. The Corporation continues to make acquisitions with sales proceeds and new borrowings, and shareholders are advised to be prepared to hold the Shares for an indefinite time.

A Transfer Agreement is enclosed which you can use to tender your Shares. Please complete and execute this Transfer Agreement in accordance with the enclosed Instructions and return it in the envelope provided. You should read the entire Offer before tendering your Shares.

A copy of the Offer documents is available from the following website: Go to:  www.vroomspro.com/Login.aspx Login: Strategic Realty; Password: Password1 (case sensitive); or from the SEC’s EDGAR website at www.sec.gov; or a free copy will be mailed or emailed to you upon request to Stacey McClain in our Investor Relations department, at (800) 611-4613, or by email to StrategicRealtyOffer@everestworld.com. The Purchaser may extend the offer, in which case, the Purchaser will make a public announcement by press release and by posting on the foregoing website no later than 9:00 AM Eastern Time the next business day after the scheduled expiration date. The Offer to Purchase contains information required to be disclosed by Rule 14d-6(d)(1) under the Securities and Exchange Act of 1934 and is incorporated herein by reference.

Unless extended, our offer will expire at 5:00 pm Pacific Time on August 19, 2016.

 Very truly yours,

 Everest REIT Investors I, LLC